Board Approval of Proposed Merger Plan Announced by Western
Asset Emerging Markets Income Fund Inc. and
Western Asset Emerging Markets Income Fund II Inc.

For Immediate Release

New York (Business Wire) May 27, 2008 - Western Asset
Emerging Markets Income Fund Inc. (NYSE: EMD) and Western
Asset Emerging Markets Income Fund II Inc. (NYSE: EDF) announced today approval by each Fund's Board of Directors of a proposal to merge Western Asset Emerging Markets
Income Fund Inc. with and into Western Asset Emerging
Markets Income Fund II Inc., subject to approval by stockholders of Western Asset Emerging Markets Income Fund
Inc. If approved by stockholders of Western Asset Emerging
Markets Income Fund Inc., the merger is anticipated to occur by the end of the fourth quarter of 2008. After the Merger is effected, Western Asset Emerging Markets Income
Fund II Inc. would be renamed "Western Asset Emerging
Markets Income Fund Inc." and change its ticker symbol to "EMD".
Western Asset Emerging Markets Income Fund Inc. and Western
Asset Emerging Markets Income Fund II Inc. have identical investment objectives: each Fund's primary investment objective is to seek a high level of current income. As a secondary objective, each Fund seeks capital appreciation.
Western Asset Emerging Markets Income Fund II Inc. also has very similar investment policies to Western Asset Emerging
Markets Income Fund Inc. Under normal market conditions,
Western Asset Emerging Markets Income Fund II Inc. invests at least 80% of its total assets in debt securities of government and government-related issuers located in emerging market countries, entities organized to restructure outstanding debt of such issuers and corporate issuers in emerging market countries. Western Asset
Emerging Markets Income Fund II Inc. may also invest any amount of its total assets in debt securities of corporate issuers located in emerging market countries and may include debt securities or obligations issued by (i) banks located in emerging market countries or by branches of emerging market country banks located outside the country or (ii) companies organized under the laws of an emerging market country.
If the proposed merger is approved, each share of common stock of Western Asset Emerging Markets Income Fund Inc.
would convert into an equivalent dollar amount (to the nearest $0.001) of full shares of common stock of Western
Asset Emerging Markets Income Fund II Inc., based on the net asset value of each Fund. Western Asset Emerging
Markets Income Fund II will not issue fractional shares to Western Asset Emerging Markets Income Fund shareholders. In lieu of issuing fractional shares, Western Asset Emerging
Markets Income Fund II will pay cash to each former holder of Western Asset Emerging Markets Income Fund common stock in an amount equal to the net asset value of the fractional shares of Western Asset Emerging Markets Income Fund II common stock that investor would otherwise have received in the merger.
In recommending the merger to each Board, the Funds' investment manager and sub-adviser, Legg Mason Partners
Fund Advisor, LLC and Western Asset Management Company, respectively, cited the identical investment objectives of the Funds, as well as their near- identical investment policies, strategies, and management fees. Management and each Board believe it is in the best interests of stockholders to merge Western Asset Emerging Markets Income
Fund Inc. with and into Western Asset Emerging Markets
Income Fund II Inc., as the Fund and its stockholders may benefit from economies of scale as one set of fixed expenses would be spread over a larger shareholder base, as well as from enhanced market liquidity. Furthermore, the combined size of the resulting Fund may allow for additional opportunities for diversification.
In connection with the proposal to merge Western Asset
Emerging Markets Income Fund Inc. with and into Western
Asset Emerging Markets Income Fund II Inc., Western Asset
Emerging Markets Income Fund Inc. intends to file a proxy statement with the Securities and Exchange Commission
("SEC"). Investors and stockholders are advised to read the proxy statement when it becomes available, because it will contain important information. When filed with the SEC, the proxy statement and other documents filed by the Fund will be available for free at the SEC's website, http://www.sec.gov. Stockholders can also obtain copies of these documents, when available, for free by calling the Fund at 1-888-777-0102.
Western Asset Emerging Markets Income Fund Inc., its directors and executive officers and other members of its management and employees may be deemed to be participants in the Fund's solicitation of proxies from its stockholders in connection with the proposed merger. Information concerning the interests of the participants in the solicitation is set forth in Western Asset Emerging Markets
Income Fund Inc.'s proxy statements and stockholder reports on Form N-CSR, previously filed with the SEC.
As of March 31, 2008, Western Asset Emerging Markets Income
Fund Inc. had total net assets of approximately $60.2 million. Western Asset Emerging Markets Income Fund II Inc.
had total net assets of approximately $345.8 million.  Each
Fund is a non-diversified closed-end management investment company managed by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and sub-advised by Western Asset Management Company, an affiliate of the investment manager.
For more information on the Funds, please contact our Investor Relations Group at 1-888-777-0102 or consult the Funds' web site at www.leggmason.com/cef.
THIS PRESS RELEASE IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE FUNDS. THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "BELIEVE," "CONTINUE" OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON EACH FUND'S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN EACH FUND'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co.
LLC, 212-857-8087